FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2016

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An indicative announcement regarding the change in the shareholding structure of controlling shareholder of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on January 6, 2016.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INDICATIVE ANNOUNCEMENT REGARDING THE CHANGE IN
THE SHAREHOLDING STRUCTURE OF CONTROLLING SHAREHOLDER

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	BASIC INFORMATION REGARDING THE CHANGE IN SHAREHOLDING STRUCTURE

On 5 January 2016, Huaneng Power International, Inc. (the “Company”) received a notice from China Huaneng Group (“Huaneng Group”), the ultimate controlling shareholder of its controlling shareholder, that Huaneng Group has acquired the 1.45% equity interest in Huaneng International Power Development Corporation (“HIPDC”) held by China International Water & Electric Corporation, the 5.80% equity interest in HIPDC held by Cinda Investment Co., Ltd., and, through China Hua Neng Group Hong Kong Limited (“Hua Neng HK”), acquired the 20% equity interest in HIPDC held by Bank of China Group Investment Limited. Following completion of the acquisition, Huaneng Group directly and indirectly holds 100% equity interest in HIPDC.

Prior to the change in shareholding structure, the Company’s shareholding interests held by Huaneng Group and its parties acting in concert were as follows:

*
Huaneng Group, through Hua Neng HK, its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% equity interest in HIPDC. Therefore, Huaneng Group holds a 5% indirect equity interest in HIPDC.

**
Huaneng Group holds a 10.23 % direct interest in the Company. It also holds 3.11 % and 0.49 % interest in the Company through Hua Neng HK (its wholly owned subsidiary) and China Huaneng Finance Corporation Limited (its controlled subsidiary), respectively.

Following the change in shareholding structure, the Company’s shareholding interests held by Huaneng Group and its parties acting in concert are as follows:

*
Huaneng Group, through Hua Neng HK, its wholly-owned subsidiary, holds a 100% indirect equity interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 25% interest in HIPDC. Therefore, Huaneng Group holds a 25% indirect equity interest in HIPDC.

**
Huaneng Group holds a 10.23 % direct interest in the Company. It also holds 3.11 % and 0.49 % interest in the Company through Hua Neng HK (its wholly owned subsidiary) and China Huaneng Finance Corporation Limited (its controlled subsidiary), respectively.

2.	RELATED FOLLOW UP MATTERS

Following the change in shareholding structure of controlling shareholder, Huaneng Group directly and indirectly holds a 100% equity interest in HIPDC. There has been no change in the Company’s shareholding interests held by Huaneng Group and its parties acting in concert, and such change will not result in any change in the controlling shareholder or de facto controlling shareholder of the Company.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Zhang Shouwen
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Yue Heng
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Geng Jianxin
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Xia Qing
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
6 January 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming
Title:	Company Secretary

Date:     January 6, 2016